Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: July 24, 2015

This document relates to the offer to purchase (the “Offer”) by Sprott Asset Management Silver Bid LP, a limited partnership created under the laws of the Province of Ontario (the “Offeror”) and owned and controlled by Sprott Asset Management LP (“Sprott”), all of the issued and outstanding units (the “SBT Units”) of Silver Bullion Trust (“SBT”), a corporation existing under the laws of Canada (TSX: SBT-U), in exchange for units of Sprott Physical Silver Trust (NYSEARCA: PSLV / TSX: PHS.U.CA), a closed-end mutual fund trust established under the laws of the Province of Ontario managed by Sprott.

As of 5:00 p.m. (Toronto time) on June 19, 2015 and July 6, 2015, each the business day prior to extending the Offer, there were 555,400 and 560,475 SBT Units tendered into the Offer, respectively.  SBT Units tendered as of July 6, 2015 represent 10.25% of outstanding SBT Units.

Full details of the Offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Offer, Sprott Physical Silver Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (as amended, a “Registration Statement”), which contains a prospectus relating to the Offer (a “Prospectus”).  This document  is not a substitute for the Offer Documents, the Prospectus or the Registration Statement.  SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYSICAL SILVER TRUST, SBT AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or Sprott Physical Silver Trust.  The Offer is being made solely pursuant to the Offer Documents.  The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.